United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Press Release
Signature Page

Vale acquires Simandou iron ore assets
Rio de Janeiro, April 30, 2010, Vale S.A. (Vale) announces it has acquired from BSG Resources Ltd. (BSGR), a 51% interest on BSG Resources (Guinea) Ltd., which indirectly holds iron ore concession rights in Guinea, in Simandou South (Zogota), and iron ore exploration permits in Simandou North and Blocks 1 & 2. In an all-cash transaction, Vale will pay US$ 2.5 billion, of which US$ 500 million is payable immediately and the remaining US$ 2.0 billion on a phased basis upon achievement of specific milestones.
Simandou Blocks 1& 2 and Zogota are one of the world ´s best undeveloped sources of high-grade iron ore with potential to support the development of a large-scale long-lived project, with low capex and operating costs.
The joint venture established by Vale and BSGR will implement the Zogota project and conduct a feasibility study for Blocks 1 & 2 with the creation of a logistics corridor for shipment through Liberia. In order to be granted the right to ship through Liberia, the joint venture is committed to renovate 660 km of the Trans-Guinea railway for passenger transportation and light commercial use. Vale will be responsible for management control and marketing of the joint venture with the exclusivity for the off-take for all iron ore produced.
As part of the efforts to meet our future production targets, the first investment of Vale in the West African iron ore province will be leveraged by its extensive track record in developing successful large-scale mining projects in tropical environments. This initiative will enhance Vale’s leadership in the global iron ore industry as the main supplier of high-quality material and it is expected to create significant shareholder value over the long-term.
The Simandou acquisition also improves Vale’s capacity of serving its clients with excellence in terms of logistics and product quality.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations